LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    BALANCE SHEETS - MARCH 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                     --------       --------
                                                     31.03.99       31.03.00
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                             121,394         85,362

Accounts receivable, net                               19,006         25,865

Revenue-earning vehicles, net                         114,055        104,113

Prepaid expenses and other                              9,774         15,709
                                                        -----         ------
                                                      264,229        231,049
                                                      -------        -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                          10,987         86,205

Escrow deposits                                         9,555         13,653

Prepaid expenses                                        3,724          2,968

Receivables from related parties                        1,462          1,474

Compulsory loans                                        4,851          5,535

Deferred tax credits                                   17,864         10,576

Recoverable taxes and other                               942            949
                                                          ---            ---
                                                       49,385        121,360
                                                       ------        -------

PROPERTY AND EQUIPMENT, NET                             7,564          7,807
                                                        -----          -----
                                                      321,178        360,216
                                                      =======        =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    BALANCE SHEETS - MARCH 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )
                                                     --------       --------
                                                     31.03.99       31.03.00
                                                     --------       --------
CURRENT LIABILITIES:

Short-term debt                                        12,761         13,680

Accounts payable                                        9,065         14,727

Payroll and related charges                             3,921          5,103

Taxes, other than on income                             1,080          1,298

Income and social contribution taxes                    3,696          7,636

Advances from customers                                 4,102          1,307

Other                                                     203             39
                                                          ---             --
                                                       34,828         43,790
                                                       ------         ------

NONCURRENT LIABILITIES:

Long-term debt                                        172,200        174,730

Reserve for contingencies                              15,625         18,580

Other                                                     222          3,105
                                                          ---          -----
                                                      188,047        196,415
                                                      -------        -------

MINORITY INTEREST                                          59            129


SHAREHOLDERS' EQUITY:                                  98,244        119,882
                                                       ------        -------
Total liabilities and shareholders' equity            321,178        360,216
                                                      =======        =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )




NET REVENUES:


Car  rental                                            20,938         25,098

Fleet management                                       12,407         21,209

Franchising                                             1,090          1,547

Used car sales                                         18,529         19,375
                                                       ------         ------
Total revenues                                         52,964         67,229
                                                       ------         ------


EXPENSES AND COSTS:

Direct operating                                      (9,880)       (13,547)

Cost of used car sales                               (16,703)       (14,421)

Selling, general and administrative                   (7,091)        (8,963)

Depreciation of vehicles                              (7,951)       (10,996)

Other depreciation and amortization                     (579)          (754)
                                                        ----           ----
                                                     (42,204)       (48,681)
                                                     -------        -------

Operating income                                       10,760        18,548
                                                       ------        ------


FINANCIAL EXPENSE, NET                               (21,373)          (999)

OTHER NONOPERATING INCOME (EXPENSE), NET                 (13)             2
                                                         ---              -

Income (loss) before taxes and minority interest       10,626        17,551
                                                       ------        ------


INCOME TAXES                                            2,342        (6,046)
                                                        -----        ------

Net income (loss) before minority interest             (8,284)       11,505


MINORITY INTEREST                                         (21)          (27)
                                                          ---           ---

Net income (loss)                                      (8,305)       11,478
                                                       ======        ======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )




                                           --------          --------
                                           1 Q 1999          1 Q 2000
                                           --------          --------

      NET REVENUES:

      Car  rental                           20,938             25,098

      Fleet management                      12,407             21,209

      Franchising                            1,090              1,547

      Used car sales                        18,529             19,375
                                            ------             ------
                                            52,964             67,229
                                            ------             ------


      DEPRECIATION:

      Car  rental                          (4,393)            (3,983)

      Fleet management                     (3,558)            (7,013)

      Other                                  (579)              (754)
                                             ----               ----
                                           (8,530)           (11,750)
                                           ------            -------


      OPERATING INCOME (LOSS):

      Car  rental                            6,010              9,482

      Fleet management                       6,569              8,326

      Franchising                              646                641

      Used car sales                           390              3,540

      Corporate expenses                    (2,276)            (2,686)

      Other depreciation                      (579)              (754)
                                              ----               ----
                                            10,760             18,549
                                            ------             ------


      OPERATING MARGIN:

      Car  rental                            28,7%              37,8%

      Fleet management                       52,9%              39,3%

      Franchising                            59,3%              41,4%

      Used car sales                          2,1%              18,3%

      Total                                  20,3%              27,6%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                                         1 Q 1999    1 Q 2000
                                                         --------    --------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Car rental                                               20,938      25,098
  Fleet management                                         12,407      21,209
                                                           ------      ------
    Total vehicle rental                                   33,345      46,307

  Used car sales                                           18,529      19,375

  Franchising                                               1,090       1,547
                                                            -----       -----
Total net revenues                                         52,964      67,229


Direct operating costs and expenses:

  Car rental                                               (7,792)     (8,090)
  Fleet management                                         (1,644)     (4,551)
                                                           ------      ------
    Total vehicle rental                                   (9,436)    (12,641)

  Franchising                                                (444)       (906)

    Car rental                                            (12,568)     (8,804)
    Fleet management                                       (4,135)     (5,617)
                                                           ------      ------
  Cost of used car sales                                  (16,703)    (14,421)
                                                          -------     -------
Total direct operating costs and expenses                 (26,583)    (27,968)
                                                          -------     -------

Gross profit                                               26,381      39,261

Selling, general and administrative expenses:

  Adverstising, promotion and selling:
    Car rental                                             (2,743)     (3,544)
    Fleet management                                         (636)     (1,319)
    Used car sales                                         (1,436)     (1,414)
                                                           ------      ------
      Total adverstising, promotion and selling            (4,815)     (6,277)

  General and administrative expenses                      (2,132)     (2,568)

  Other                                                      (144)       (118)
                                                             ----        ----
Total selling, general, administrative and other expenses  (7,091)     (8,963)

Depreciation expenses:

  Vehicle depreciation expenses:

    Car rental                                             (4,393)     (3,983)
    Fleet management                                       (3,558)     (7,013)
                                                           ------      ------
      Total vehicle depreciation expenses                  (7,951)    (10,996)

  Non-Vehicle depreciation and amortization expenses         (579)       (754)
                                                             ----        ----
Total depreciation expenses                                (8,530)    (11,750)
                                                           ------     -------

Operating income                                           10,760      18,548

Financial Interest:

   Expense                                                 (6,194)     (7,333)
   Income                                                   6,497       3,660
   Present Value Adjustment  FND                              201           -
   Tax on financial revenues                                 (231)         (5)
   Monetary variation and exchange loss                   (53,218)      4,344
   Monetary variation and exchange gain                    31,572      (1,665)
                                                           ------      ------
      Financial interest (expense) income, net            (21,373)       (999)

Non-Operating (expense) income, net                           (13)          2
                                                              ---           -
Income/loss before taxes                                  (10,626)     17,551

Tax (expense) credit                                        2,342      (6,046)

Minority interest                                             (21)        (27)
                                                              ---         ---
Net income (loss)                                           (8,305)    11,478
                                                            ======     ======

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )


STATEMENT OF OPERATIONS DATA                             1 Q 1999    1 Q 2000
                                                         --------    --------
OTHER DATA :

EBITDA                                                     19,290      30,299

Vehicle Depreciation Expense                               (7,951)    (10,996)
                                                           ------     -------
Adjusted EBITDA                                            11,339      19,303
                                                           ======      ======

SELECTED OPERATING DATA:

Gross profit:
  Car Rental                                               13,146      17,008
  Fleet Management                                         10,763      16,658
  Franchising                                                 646         641
  Used Car Sales                                            1,826       4,954
                                                            -----       -----
    Total Gross Profit                                     26,381      39,261


Gross margin:
  Car Rental                                               62.79%      67.77%
  Fleet Management                                         86.75%      78.54%
  Franchising                                              59.27%      41.44%
  Used Car Sales                                            9.85%      25.57%

  Total Gross Margin (average)                             49.81%      58.40%



Average Operating Fleet:
  Car Rental                                                5.354       5.375
  Fleet Management                                          4.459       8.391
                                                            -----       -----
    Total                                                   9.813      13.766


Average Operating Fleet Age (months)                          8.8         8.6

Number of Rental Days:
  Car Rental                                              343.551     367.061
  Daily Rental Days to Total Fleet's replacement service   (7.935)     (5.831)
                                                           ------      ------
    Total                                                 335.616     361.230
  Fleet Management                                        391.470     732.690


Utilization Rates:
  Car Rental                                               71.30%      75.88%
  Fleet Management                                         97.55%      97.02%

Numbers of Cars Purchased:
  Car Rental                                                  545         305
  Fleet Management                                            697       1.765
                                                              ---       -----
Numbers of Cars Purchased Total                             1.242       2.070

Average Purchase Price                                      14.55       14.60

  Car Rental                                              7,519.2     4,684.7
  Fleet Management                                       10,549.3    25,541.7
                                                         --------    --------
Total Investment in Fleet                                18,068.5    30,226.4


Numbers of Cars Sold:
  Car Rental                                                1.297         868
  Fleet Management                                            415         541
                                                              ---         ---
Numbers of Cars Sold Total                                  1.712       1.409

Average Car Price                                           10.71       13.41

Depreciation per car                                         3.24        3.19

Average Annual Revenue per Owned
 Car in Operation:
  Car Rental                                            15,642.88   18,677.58
  Fleet Management                                      11,129.85   10,109.95

Average Rental Revenue per Rental
 Car per Day:
  Car Rental (deducted Green Line Days )                   62.39        69.48
  Fleet Management                                         31.69        28.95